Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

GameStop Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee

Equity	Class A common stock, par value $0.001 per share	457(c)	45,000,000	$18.54	$834,300,000.00	$0.00014760	$123,142.68

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock on The New York Stock Exchange on May 10, 2024. The proposed maximum offering price per share of common stock will be determined from time to time in connection with, and at the time of, the sale of the shares of common stock registered hereunder.